NUVEEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2017
(in thousands, except units data)
(Confidential Treatment Requested)

ASSETS

Cash	$	25,434
Cash segregated in compliance with federal and other regulations		1,003
Deposits with and receivables due from clearing organizations		20,476
Securities owned		473
Intangible assets, at cost less accumulated amortization of $13,085		2,290
Receivables due from affiliates		49,902
Other assets:		
Distribution fees and underwriting revenue receivable		9,596
Advanced commissions		4,486
Deposits with other organizations		1,500
Deferred income taxes		1,174
Unit investment trust revenue receivable		17
		16,773
Total assets	$	116,351

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Sales commissions, distribution fees, and other accounts payable	$	14,201
Accrued expenses and other liabilities:		
Due to affiliates		15,136
Accrued expenses and other liabilities		290
		15,426
Total liabilities		29,627

Member's equity:

Units: $5 par value per unit, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		23,608
Retained earnings		63,105
Total member's equity		86,724
Total liabilities and member's equity	$	116,351

See accompanying notes to financial statements.